Exhibit 4.1
LOGITECH INTERNATIONAL S.A.
DESCRIPTION OF SHARE CAPITAL
The following description of the shares of Logitech International S.A. (the "Company") is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Swiss Code of Obligations (the "CO") and the complete text of the Company's Articles of Incorporation(the "Articles"), which are incorporated by reference as Exhibit 3.1 of the Company's Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and the Articles carefully.
1.THE COMPANY
Logitech International S.A. is a stock corporation (société anonyme) organized under the laws of Switzerland. The Company's registered office is at Route de Pampigny 20, Hautemorges, Canton of Vaud, Switzerland. The Company was founded in 1981 and has been registered in the commercial register of the Canton of Vaud since May 2, 1988.
1.1.Stated share capital
As of March 31, 2026, the Company's stated share capital (capital-actions) amounted to CHF 40,196,115 consisting of 160,784,460 registered shares with a par value of CHF 0.25 each.
The Company's shares are fully paid-in.
1.2.Capital band
Under Swiss law, shareholders may approve a capital band that authorizes the board of directors to increase and decrease the stated share capital within a range of up to and down to 50% for a period of up to five years.

In September 2025, the Company's shareholders approved the Company's capital band ranging from CHF 36,176,503.50 (lower limit) to CHF 44,215,726.50 (upper limit) authorizing the board of directors (the “Board”) within the capital band to (i) increase or decrease the share capital once or several times and in any amounts or (ii) acquire shares directly or indirectly (in particular for cancellation purposes), until September 9, 2030 or earlier expiration.

Under the capital band, the Board can issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties. The Board can determine the issue price, the type of contributions, the date of the issue, the conditions for the exercise of the subscription rights and the date upon which the new shares become entitled to dividends. The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. The Board may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use such rights or shares otherwise in the interest of the Company. The Board can restrict or exclude preemptive rights of shareholders to subscribe for the new shares: (a) if the issue price of the new shares is determined by reference to the market price; (b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of subscription rights of existing shareholders; (c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any such transactions through a placement of shares; (d) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or (e) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s).

In the event of a decrease of the share capital within the capital band, the Board determines, to the extent necessary, the use of the decrease amount.

Pursuant to the authority granted under the Company's capital band, the Board decreased the Company's share capital in August 2025 by cancelling shares repurchased through the Company's 2023 share repurchase program.

1.3.Conditional share capital
Under Swiss law, shares authorized for future issuance upon exercise of option or conversion rights granted by the relevant company or its subsidiaries is referred to as "conditional share capital" (capital conditionnel). A company must have sufficient conditional share capital or available treasury shares to cover any of its option or conversion rights at the time such rights are issued. The conditional share capital cannot exceed 50% of a company's stated share capital.
In September 2008, the Company's shareholders approved an amendment to the Articles to create a conditional share capital for the issuance of up to 25 million new registered shares with a par value of CHF 0.25 each upon exercise of rights granted under the Company's employee equity incentive plans. During fiscal years 2026 and 2025, respectively, all employee equity incentive commitments were satisfied through the delivery of existing shares held in treasury by the Company. A description of the employee equity incentive commitments outstanding is presented in Note 4 - Employee Stock-Based Compensation of the consolidated financial statements of Logitech International S.A. in this Annual Report on Form 10-K.
In September 2008, the Company's shareholders also approved the creation of a conditional share capital for the issuance of up to 25 million new registered shares with a par value of CHF 0.25 each upon exercise of conversion rights that may be granted in relation to the issuance of convertible bonds.
The conditional share capital referred to above does not have an expiration date.
As of March 31, 2026, no shares had been issued out of the aforementioned conditional capital.
1.4.Form of the Company's shares
The Company has only one class of shares: registered shares with a par value of CHF 0.25 each. Each of the 160,784,460 issued shares carries the same rights. A shareholder must be registered in the share register of the Company (which may also be achieved through a nominee) to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda).
The Company's shares have been issued in uncertificated form (as droits-valeurs within the meaning of Article 973c of the CO) and, when administered by a financial intermediary (dépositaire, within the meaning of the Federal Act on Intermediated Securities of 2008, as amended ("FISA")), qualify as intermediated securities (titres intermédiés within the meaning of the FISA).
Shareholders registered in the Company's share register may at any time request a written confirmation in respect of their shares. Shareholders do not have the right to the printing and delivery of share certificates, but the Company may print and deliver such share certificates at its discretion. The Company may also, at its discretion, withdraw its shares from the depository system in which they are registered and cancel issued share certificates that have been returned to the Company.
The Company has not issued any non-voting shares (bons de participation) or equity securities without par value (bons de jouissance).
The Company has not issued any preference shares.
1.5.Transfer of shares
There are no restrictions on the transfer of shares under the Articles or applicable Swiss law.
The Company maintains a share register that lists the names of the registered owners of the Company's shares. The share register of the Company is maintained by Devigus Shareholder Services in Switzerland and Computershare in the United States. Registration in the share register occurs upon request and is not subject to any condition. Nominee companies and trustees can be entered into the share register with voting rights. Only holders of shares that are recorded in the share register (including nominees and trustees) are recognized as shareholders by the Company.
The transfer of ownership of shares that are certificated securities (i.e., shares for which a share certificate has been issued) requires the delivery of the properly endorsed share certificate to the purchaser to be effective. The ownership of shares held in the form of intermediated securities is transferred in accordance with the provisions of the FISA.
The ownership of shares that are not issued in certificated form or held as intermediated securities is transferred by assignment, which must be notified to the Company to be valid .
2.RIGHTS OF SHAREHOLDERS

2.1.    Dividends, other distributions
Under Swiss law, any dividend declared by a stock corporation must be approved by a general meeting of shareholders. In addition, the company's statutory auditor must confirm that the dividend proposal conforms to Swiss statutory law and the company's articles of association. A Swiss stock corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous fiscal years or if it has distributable reserves, each as evidenced on its audited statutory financial statements prepared pursuant to Swiss law and after allocations to legal reserves as required by Swiss law and the corporation's articles of association. Distributable reserves are generally booked either as "retained earnings" (réserves issues du benefice) or as "capital reserves" (réserves issues du capital).
Distributions out of stated share capital, which is the aggregate par value of a corporation's issued shares, may only be made by way of a share capital reduction.
Under the Company's Articles, the dividend payment takes place at the time set by the Board. Any dividend that has not been claimed within five years of its due date is forfeited to the Company.
2.2.    Preferential subscription rights
Under Swiss law, shareholders have a statutory right to subscribe by preference to a proportion of newly issued shares that corresponds to their existing share in the company. This preferential subscription right can be limited or withdrawn for valid reasons by a resolution passed at a general meeting of shareholders by two-thirds of the shares and the absolute majority of the par value of the shares, each as represented at the general meeting, or by the Board based on an authorization set forth in a capital band provision.
By operation of Swiss law, the Company's shareholders also have a right to subscribe by preference for the convertible bonds that may be issued in reliance on the Company's conditional share capital. Under the Company's Articles, the Board may, however, limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed seven years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.
2.3.    Share repurchases
Under Swiss law, a stock corporation may generally only acquire its own shares where distributable reserves are available in the required amount and the combined par value of all the shares repurchased does not exceed 10% of the company's stated share capital.
In June 2023, the Board authorized a $1.0 billion three-year share repurchase program which was subsequently increased by $600 million to $1.6 billion in March 2025. As of March 31, 2026, $91.8 million were available for repurchase under the 2023 share repurchase program.

In March 2026, the Board authorized a new share repurchase program of $1.4 billion. The new share repurchase program became effective following approval of the Swiss Takeover Board on May 7, 2026.

2.4.    Liquidation rights
The general meeting of shareholders, by a resolution approved by at least two-thirds of the votes and the absolute majority of the nominal value of shares, each as represented at the general meeting, has the authority to dissolve the Company. In such a case, the board of directors carries out the liquidation, unless a resolution of the general meeting of shareholders appoints another body or person as liquidator. During the liquidation, shareholders at a general meeting retain the authority to approve the Company's accounts and to discharge the liquidators with respect to their activities for the Company.
After payment of liabilities, the assets of the dissolved Company are to be distributed among the shareholders pro rata according to the par value of each such shareholder's shares.
2.5.    General meeting of shareholders
Notice
Under Swiss law and the Articles, the annual general meeting of shareholders must be held within six months of the end of the Company's fiscal year.
Annual or extraordinary general meetings of the Company's shareholders must be called by notice in accordance with the Articles not less than 20 days before the date set for the meeting. A general meeting of shareholders can also be called by means of a notice sent to the shareholders at their address registered in the share register. In such a case, the 20 day notice period referred to above begins on the day following the date on which the notices are mailed.
The notice of a meeting states the items on the agenda and the proposals of the Board, together with a short explanation thereof, as well as the proposals of the shareholders (including a short explanation thereof) who requested that a general meeting be convened or that an item be included in the agenda. No resolution can be passed at a general meeting of shareholders on matters that do not appear on the agenda except for a resolution convening an extraordinary general meeting, the setting up of a special audit or the election of independent auditors.
No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.
EGM and agenda requests
One or more shareholders who represent, alone or together with other shareholders, at least five per cent of the Company's share capital or voting rights may request that a general meeting be called. One or more shareholders representing alone or together with other shareholders at least 0.5 percent of the Company's stated share capital or voting rights may request that an item be included on the agenda for a shareholders' meeting. A shareholder request to call a meeting or to include an item on the agenda must be made in writing and describe the matters to be considered and any proposals to be made to the shareholders. Such a request must be received by the Board at least sixty days before the date proposed for the general meeting.
Voting rights
Each of the Company's shares confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered its shares by the date set by the Board for the closing of the share register before the relevant meeting.
There are currently no limitations under Swiss law or in the Articles restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.
Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The proxy must be granted in writing. The use of a form prepared by the Company may be required. Swiss law further requires the Company to appoint an independent proxy, who shareholders can instruct to vote their shares on their behalf at a general meeting. The independent proxy is elected by shareholders at each annual general meeting of the Company for a period of one year, which expires at the end of the following annual general meeting. If there is no independent proxy, the Board appoints one for the following general meeting. The independent proxy can be re-elected.
Swiss law requires that shareholders be allowed to give instructions to the independent proxy by electronic means.
Quorums, majorities
The Company's Articles do not provide any presence quorum requirements applicable to general meetings of the Company's shareholders.
Unless otherwise required by law or the Articles, the general meeting of shareholders takes resolutions and proceeds to elections by a simple majority of the votes cast. In the event of a tied vote, the chairperson has a casting vote.
According to Swiss law, a number of resolutions may only be passed with a majority of two-thirds of the votes and the absolute majority of the aggregate par value of the shares, each as represented at the general meeting, including the following:
•change in the Company's corporate purpose;
•creation of shares with privileged voting rights;
•restriction on the transferability of the shares;
•creation of a capital band or conditional share capital;
•capital increases out of equity, against contributions in kind, or by set-off with a claim;
•grant of special benefits;
•any change in the currency of the share capital;
•suppression or limitation of the shareholders' preferential subscription right;
•a delisting of the Company’s shares from a stock exchange;
•change of the registered office of the Company; and
•liquidation of the Company.
The same majority requirements apply to resolutions regarding transactions among stock corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (including a merger, demerger or conversion of a stock corporation).